UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Rose Rock Midstream, L.P.

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

777149105

(CUSIP Number)

William H. Gault

Secretary

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons SemGroup Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0- (1)
	8	Shared voting power -0- (1)
	9	Sole dispositive power -0- (1)
	10	Shared dispositive power -0- (1)
11	Aggregate amount beneficially owned by each reporting person -0- (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0% (1)
14	Type of reporting person (see instructions) CO

(1)	On September 30, 2016, pursuant to the Agreement and Plan of Merger dated as of May 30, 2016 by and among SemGroup Corporation, a Delaware corporation (“SemGroup”), PBMS, LLC (“Merger Sub”), a Delaware limited liability company, Rose Rock Midstream, L.P. (“RRMS”), and Rose Rock Midstream GP, LLC, a Delaware limited liability company (the “RRMS General Partner”), Merger Sub merged with and into RRMS with RRMS being the surviving entity (the “Merger”). Upon consummation of the Merger, SemGroup indirectly acquired all of the outstanding common units representing limited partner interests in RRMS (the “Common Units”) that SemGroup and its subsidiaries did not already own. On September 30, 2016, following the consummation of the Merger and pursuant to a series of transactions by and among SemGroup and its affiliates, RRMS merged with and into SemGroup with SemGroup continuing as the surviving entity and with RRMS ceasing to exist as a separate legal entity.

1	Names of reporting persons Rose Rock Midstream Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0- (1)
	8	Shared voting power -0- (1)
	9	Sole dispositive power -0- (1)
	10	Shared dispositive power -0- (1)
11	Aggregate amount beneficially owned by each reporting person -0- (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0% (1)
14	Type of reporting person (see instructions) OO

(1)	On September 30, 2016, pursuant to the Agreement and Plan of Merger dated as of May 30, 2016 by and among SemGroup Corporation, a Delaware corporation (“SemGroup”), PBMS, LLC (“Merger Sub”), a Delaware limited liability company, Rose Rock Midstream, L.P. (“RRMS”), and Rose Rock Midstream GP, LLC, a Delaware limited liability company (the “RRMS General Partner”), Merger Sub merged with and into RRMS with RRMS being the surviving entity (the “Merger”). Upon consummation of the Merger, SemGroup indirectly acquired all of the outstanding common units representing limited partner interests in RRMS (the “Common Units”) that SemGroup and its subsidiaries did not already own. On September 30, 2016, following the consummation of the Merger and pursuant to a series of transactions by and among SemGroup and its affiliates, Rose Rock Midstream Holdings, LLC (“Holdings”) merged with and into SemGroup with SemGroup continuing as the surviving entity and with Holdings ceasing to exist as a separate legal entity.

1	Names of reporting persons Rose Rock Midstream Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0- (1)
	8	Shared voting power -0- (1)
	9	Sole dispositive power -0- (1)
	10	Shared dispositive power -0- (1)
11	Aggregate amount beneficially owned by each reporting person -0- (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0% (1)
14	Type of reporting person (see instructions) CO

(1)	On September 30, 2016, pursuant to the Agreement and Plan of Merger dated as of May 30, 2016 by and among SemGroup Corporation, a Delaware corporation (“SemGroup”), PBMS, LLC (“Merger Sub”), a Delaware limited liability company, Rose Rock Midstream, L.P. (“RRMS”), and Rose Rock Midstream GP, LLC, a Delaware limited liability, Merger Sub merged with and into RRMS with RRMS being the surviving entity (the “Merger”). Upon consummation of the Merger, SemGroup indirectly acquired all of the outstanding common units representing limited partner interests in RRMS (the “Common Units”) that SemGroup and its subsidiaries did not already own. On September 30, 2016, following the consummation of the Merger and pursuant to a series of transactions by and among SemGroup and its affiliates, Rose Rock Midstream Corporation (“RRMC”) merged with and into Rose Rock Midstream Holdings, LLC with Holdings continuing as the surviving entity and with RRMC ceasing to exist as a separate legal entity.

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the original Schedule 13D filed by the undersigned on January 17, 2012, as amended by Amendment No. 1 thereto filed by the undersigned on January 22, 2013, as further amended by Amendment No. 2 thereto filed by the undersigned on January 10, 2014, as further amended by Amendment No. 3 thereto filed by the undersigned on July 3, 2014, as further amended by Amendment No. 4 thereto filed by the undersigned on April 1, 2015, and as further amended by Amendment No. 5 thereto filed by the undersigned on May 31, 2016 (as amended, the “Original 13D”). This Amendment No. 6 amends the Original 13D as specifically set forth herein. This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in Rose Rock Midstream, L.P. (the “Issuer” or “RRMS”). The Issuer is a Delaware limited partnership with its principal executive offices located at Two Warren Place, 6120 S. Yale, Suite 700, Tulsa, Oklahoma 74136-4216.

Item 2.	Identity and Background

Item 2 of the Original 13D is hereby amended and restated as below:

(a)(b)(c) This Amendment No. 6 is filed jointly by the following persons (collectively, the “Reporting Persons”):

1.	SemGroup Corporation, a Delaware corporation (“SemGroup”), whose principal business is to provide gathering, transportation, storage, distribution, marketing and other midstream services primarily to producers, refiners of petroleum products and other market participants located in the Midwest and Rocky Mountain regions of the United States of America, Canada, Mexico and the United Kingdom.

2.	Rose Rock Midstream Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business was the beneficial ownership of 20,704,418 Common Units and 100% of the interests in the general partner of the Issuer.

3.	Rose Rock Midstream Corporation, a Delaware corporation (“RRMC”), whose principal business was the ownership of 171,218 Common Units.

Holdings is a direct, wholly-owned subsidiary of SemGroup. RRMC is a direct, wholly-owned subsidiary of Holdings. SemGroup is a New York Stock Exchange (“NYSE”) listed company, whose common stock trades on the NYSE under the symbol “SEMG”.

The principal business and office address of each of the Reporting Persons is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

On September 30, 2016, the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), ceased to beneficially own any Common Units of the Issuer. To the Reporting Persons’ knowledge, none of the Covered Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended to add the following:

On September 30, 2016, SemGroup completed its previously announced merger with PBMS, LLC (“Merger Sub”), a Delaware limited liability company, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated May 30, 2016, by and among SemGroup, Merger Sub, RRMS and Rose Rock Midstream GP, LLC (“RRMS General Partner”), pursuant to which Merger Sub merged with and into RRMS with RRMS being the surviving entity in the merger (the “Merger”). Upon consummation of the Merger, SemGroup indirectly acquired all of the outstanding Common Units that SemGroup and its subsidiaries did not already own. On September 30, 2016, following the consummation of the Merger, SemGroup and certain of its subsidiaries commenced a series of transactions, including (i) the merger of RRMS with and into SemGroup, (ii) the merger of Rose Rock Midstream Holdings, LLC (“Holdings”) with and into SemGroup and (iii) the merger of Rose Rock Midstream Corporation (“RRMC”) with and into Holdings, (each a “Clean-up Merger” and, together, the “Clean-up Mergers”), with SemGroup, in the instance of clauses (i) and (ii), continuing as the surviving entity. Upon the completion of the Clean-up Mergers, each of Holdings, RRMC and RRMS ceased to exist as separate legal entities.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

(a)	Amount beneficially owned: 0

Percentage: 0.0%

(b)	Number of Common Units to which each of the Reporting Persons and each of the Covered Persons has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

(c)	The information contained in Item 4 of this Amendment No. 6 is incorporated herein by reference.

(d)	On September 30, 2016, the Reporting Persons and the Covered Persons ceased to beneficially own Common Units.

(e)	The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Units issued and outstanding on September 30, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 6 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2016

SEMGROUP CORPORATION

By:	/s/ William H. Gault
Name:	William H. Gault
Title:	Corporate Secretary

ROSE ROCK MIDSTREAM HOLDINGS, LLC

By:	/s/ William H. Gault
Name:	William H. Gault
Title:	Secretary

ROSE ROCK MIDSTREAM CORPORATION

By:	/s/ William H. Gault
Name:	William H. Gault
Title:	Secretary